SCHEDULE 13G

Amendment No. 8
Cerner Corporation
common stock
Cusip #156782104
Filing Fee:  No

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Cusip #156782104
Item 1:  Neal L. Patterson
Item 4:  United States Citizen
Item 5:  3,224,386.1
Item 6:  9,000
Item 7:  3,224,386.1
Item 8:  9,000
Item 9:  3,233,386.1
Item 10:  X
Item 11:  10.0%
Item 12:  IN

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                               SCHEDULE 13G
                       FILED PURSUANT TO RULE 13d-7

Item 1(a):  Name of Issuer:

            Cerner Corporation

Item 1(b):  Name of Issuer's Principal Executive Offices:

            2800 Rockcreek Parkway, Suite 601
            Kansas City, MO  64117

Item 2(a):  Name of Person Filing:

            Neal L. Patterson

Item 2(b):  Address or Principal Business Office or, if None, Residence:

            2800 Rockcreek Parkway, Suite 601
            Kansas City, MO  64117

Item 2(c):  Citizenship:

            United States

Item 2(d):  Title of Class of Securities:

            Common Stock

Item 2(e):  CUSIP Number:

            156782104

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4:     Ownership

            (a)  Amount Beneficially Owned:                      3,233,386.1 *

            (b)  Percent of Class:                                      10.0%

            (c)  Number of Shares as to which such person has:

                 (i)   sole power to vote or to direct the vote: 3,224,386.1 *

                 (ii)  shared power to vote or to direct the vote:     9,000

                 (iii) sole power to dispose or to direct the
                       disposition of:                           3,224,386.1 *

                 (iv)  shared power to dispose or to direct the
                       disposition of:                                 9,000

            *Such number of shares excludes 144,000 shares held by a third party trustee for the benefit of Mr. Patterson's minor children, 52,000 held by Jeanne Lillig-Patterson, wife of Neal L. Patterson, as trustee for their minor children, and 42,386.1 shares beneficially owned by Jeanne Lillig-Patterson. Neal L. Patterson denies beneficial ownership of such shares and the description herein of such shares shall not be construed as an admission that Neal L. Patterson is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such securities.

Item 5:     Ownership of Five Percent of Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class
               of securities, check the following (    ).

Item 6:     Ownership of More than Five Percent on Behalf of Another Person

               Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Neal L. Patterson by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan. Pursuant to the terms of such plan, the trustee receives the dividends with respect to such shares and invests such dividends pursuant to the terms of the plan.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable

Item 8:     Identification and Classification of Members of the Group.

               Not Applicable.

Item 9:     Notice of Dissolution of Group.

               Not Applicable.

Item 10:    Certification

               Not Applicable.


                                 Signature
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By:  /s/ Neal L. Patterson
     -----------------------
     Neal L. Patterson
     Chief Executive Officer


February 9, 1996
----------------
Date